EXHIBIT 95.1

MINE SAFETY DISCLOSURES

During the reporting period covered by this report:

The U.S. Mine Safety and Health Administration assessed a civil penalty of $151 for a citation related to work performed by our subsidiary MOR-PPM Inc. at the Thompson Mine in Thompson, Ohio. The company has no other disclosures to report under section 1503 for the period covered by this report.